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                                                                   Exhibit 99.15

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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ELIZABETH EBNER, individually and on behalf |
of all others similarly situated,           |
                                            |
                    Plaintiff,              |     C.A. No. 19487
                                            |
     -against-                              |          CLASS ACTION
                                            |            COMPLAINT
SRIVATS SAMPATH, FRANK GILL, GEORGE         |
SAMENUK, STEPHEN RICHARDS, RICHARD          |
SCHELL, NETWORKS ASSOCIATES INC. and        |
McAFEE.COM CORPORATION,                     |
                                            |
                    Defendants.             |
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                                  INTRODUCTION

     1. Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     2. This action arises out of an unlawful scheme and plan by Networks Associates Inc. ("Networks") which is the majority shareholder of McAfee.com Corporation ("McAfee" or the "Company") to acquire the remaining ownership of McAfee that it does not already own in a stock for stock transaction for grossly inadequate consideration and without adequate procedural protections customarily afforded public shareholders under such circumstances. Plaintiff alleges that, in connection with the Proposed Transaction, the defendants have engaged and are continuing to engage in acts of self-dealing, unfair dealing, gross overreaching and breaches of their fiduciary duties, all in an effort to enable Networks to acquire the remaining outstanding shares of the Company for as little value as possible. Plaintiff alleges that she and other public stockholders of McAfee are entitled to enjoin the Proposed


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Transaction, or alternatively, recover damages in the event the Proposed
Transaction is consummated.

                                  THE PARTIES

       3. Plaintiff is and has been at all relevant times the owner of McAfee common stock.

     4. Defendant McAfee is a corporation organized and existing under the laws of the state of Delaware and is headquartered at 535 Oakmead Parkway, Sunnyvale, CA 94085. McAfee provides online personal computing management products and services. As of October 31, 2001, the number of outstanding shares of the Company's Class A common stock, was 11,167,491. As of October 31, 2001, Networks owned 36,000,000 shares of McAfee's Class B common stock, which are convertible into McAfee Class A common stock on a one-for-one basis, and represent approximately 76.3% of all McAfee's outstanding common stock.

       5. Networks is a corporation organized and existing under the laws of the state of Delaware and is located at 3965 Freedom Circle, Santa Clara, CA 95054. Networks is a supplier of security and availability solutions for e-business and until 1999 was the parent company of McAfee.

       6. Srivats Sampath ("Sampath") serves, and has served at all relevant times as the President and Chief Executive Officer of McAfee.

       7. Frank Gill ("Gill") and Richard Schell ("Schell") are, and have been at all relevant times directors of the Company.

       8. George Samenuk ("Samenuk") is a director of the Company and has served at all relevant times as the President and Chief Executive Officer of Networks.
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     9.   Stephen Richards ("Richards") is a director of the Company and has served at all relevant times as the Chief Financial Officer of Networks.

     10. The individual defendants named above (the "Individual Defendants"), as officers and/or directors of Company, and Networks (as specified above), as the majority stockholder of McAfee, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     12. This action is properly maintainable as a class action for the following reasons:

     (a) The Class is so numerous that joinder of all members is impracticable. As of March 18, 2002, there were approximately 125 holders of record of McAfee common stock and likely many more beneficial owners.

     (b) There are questions of law and fact which are common to the Class including, inter alia, the following:

     (i) Whether Networks and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit Networks at the expense of the members of the Class;

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          (ii)  Whether the Individual Defendants, and Networks, as majority stockholder of McAfee, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

          (iii) Whether Networks and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

          (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if Networks and the Individual Defendants, are not enjoined from the conduct described herein;

     13. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

     14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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          16. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

          17. On March, 18, 2002, Reuters Securities reported:

          SANTA CLARA, Calif., March 18 (Reuters) - Computer security provider Network Associates Inc. (NYSE:NET - news) on Monday proposed to acquire all the shares of antivirus services company McAfee.com Corp. (NasdaqNM:MCAF - news) it doesn't already own for about $227 million.

          Network Associates, which owns about 75 percent of McAfee.com, said the antivirus and PC management services company's shareholders would receive 0.675 Network Associates share, or about $18.64, for each McAfee.com share they own, based on the closing share prices on March 15.

          McAfee.com in response said it was forming a special committee made up of independent and outside directors to evaluate the firm's options and make recommendations to the board of directors. It asked its shareholders to defer making a decision on the offer until the board adopts a stance on the issue.

          (the "Proposed Transaction")

          18. The price of McAfee stock has traded as high as $42.69 in the last 52 weeks and as high as $40.98 on January 10, 2002.

          19. The price proposed in the Proposed Transaction is particularly unfair in light of the Company's recent performance and anticipated financial performance. On January 16, 2002, McAfee announced record year 2001 revenues of $62.0 million up 32% from 2000. In a press release dated the same day Defendant Sampath stated:

          "This has been a terrific year for everyone at McAfee.com. We delivered on our commitments and executed flawlessly. We continue to prove our standing as a world


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     leader in providing managed security services to consumers and small to medium-sized businesses."

          20. The Proposed Transaction is wrongful, unfair and harmful to Class members and represents an attempt by the Networks to enrich itself, at the expense of and to the detriment of Class members. In seeking to consummate the Proposed Transaction, Networks has failed to offer a fair price or afford Class members adequate procedural safeguards, all in violation of its fiduciary obligations. The proposed consideration is not the result of arms-length negotiations, and is not based upon any independent valuation of the current or projected value of McAfee, but was fixed arbitrarily by Networks as part of its unlawful plan and scheme to advance its self interests to the detriment of the Class.

          21. Because Networks controls a majority of the Company's common stock, no third party will likely bid for McAfee. Networks thus will be able to proceed with the Proposed Transaction without an auction of other type of market check to maximize value for the public shareholders.

          22. Networks is intent on paying the lowest possible price to Class members, even though Networks is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Networks has a clear and material conflict of interest in the Proposed Transaction.

          23. Because of its control over the Company and McAfee's Board of Directors, Networks is in a position to dictate the terms of the Proposed Transaction. The directors are beholden to Networks for their positions and the perquisites which the enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.


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          24.  By reason of the foregoing acts, practices, and course  of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of McAfee's assets and business and will be prevented from obtaining fair consideration for their shares of McAfee's common stock.

          25. The Proposed Transaction has been timed and structured unfairly in that:

          (a) The Proposed Transaction is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which Networks knew or should know is unfair and inadequate;

          (b) Networks has unique knowledge of the Company and has access to information denied or unavailable to the Class; and

          (c) Networks has violated its duty of fair dealing by timing the transaction to place an artificial cap on the market price of McAfee stock;

          26. Similarly, the Individual Defendants owe fiduciary duties to the Company's public shareholders, but because they are dominated, controlled and beholden to Networks, they cannot fairly discharge their duties.

          27. Absent relief from the Court, Networks and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Transaction to the irreparable harm of plaintiff and the Class.

          28. Plaintiff and the other members of the Class have no adequate remedy at law.


          WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;
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     B.   Granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;

     C. In the event the Proposed Transaction is consummated, rescinding the transaction or awarding recessionary damages;

     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and

     F.   Granting such other and further relief as may be just and proper.

Dated: March 18, 2002


                                        ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.



                                        By: /s/ Carmella P. Keener
                                            ---------------------------
                                            919 Market Street, Suite 1401
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff




OF COUNSEL:

GOODKIND LABATON RUDOFF &
 SUCHAROW LLP
110 Park Avenue
New York, New York 10017
(212) 907-0700